FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2004

Commission File Number: 001-32294 TATA MOTORS LIMITED (Translation of registrant’s name into English) BOMBAY HOUSE 24, HOMI MODY STREET, MUMBAI, MAHARASHTRA, MUMBAI – 400 001 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS Item

1. Form 6-K dated December 21, 2004 along with the Press Release.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
TATA MOTORS LIMITED
Dated: December 21, 2004		By: /s/ Hoshang K Sethna
	Name:	Hoshang K Sethna
	Title:	Company Secretary

Item 1

TATA MOTORS LIMITED BOMBAY HOUSE, 24, HOMI MODY STREET, MUMBAI – 400 001

News Release December 20, 2004

Tata Motors and MG Rover Group reaffirm commitment to the City Rover Project

Mumbai, December 20, 2004: Tata Motors Limited and Phoenix / MG Rover Group re-iterated their commitment to the City Rover in the U.K and European markets, in a joint press announcement today. The annual business plan review that assessed market dynamics and competitive offerings in the UK market, has led to suitable adjustments which will contribute to a stronger offering in the marketplace.

The City Rover project will see added momentum with new product versions and entry into new markets. The companies have announced plans for the introduction of Left-hand Drive (LHD) versions that will form the basis of entry into European markets. In addition, the two organisations also confirmed agreement on potential inclusion of the turbo-diesel version of the City Rover.

Mr Rod Ramsay , Managing Director , MG Rover Sales & Marketing stated that the City Rover and its new versions will enable the Company to position itself more aggressively in the small car/city car segment in the UK and European markets. The success in this segment would be an important element of the Group strategy, going forward.

Mr Divyendu Kumar , Head – International Business ( Passenger Cars) , Tata Motors said that the City Rover supplies remain a priority for Tata Motors and the Company continues to be committed to the overall success of the City Rover Project.

For further press queries please contact Ms Ruchika Batra at +91 – 22 – 5665 7209 or email at : ruchika.batra@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.